Simpson Thacher & Bartlett LLP

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NEW YORK, NY 10017-3954

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VIA EDGAR

March 27, 2025

VIA EDGAR

Ms. Lulu Chang and Mr. J. Nolan McWilliams

Division of Corporation Finance

Office of Crypto Assets

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Coincheck Group N.V.

Registration Statement on Form F-1

Filed January 28, 2025

File No. 333-284537

Dear Ms. Chang and Mr. McWilliams:

On behalf of Coincheck Group N.V. (the “Company” or “Coincheck”), I am hereby responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in your letter dated February 5, 2025, relating to the above-referenced Registration Statement on Form F-1 (the “January Form F-1”). Our responses are named and numbered to correspond with the names and numbers of the comments contained in your letter. For your convenience, we have included a copy of the text of your comment in bold above each of our responses.

Registration Statement on Form F-1

Cover Page

1.	Comment:

Please disclose on the cover page the price that each Selling Securityholder paid for their Ordinary Shares, Private Warrants, and Ordinary Shares issuable upon the exercise of Private Warrants being offered for resale. Highlight any differences in the current trading price, the prices that the Selling Securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that public securityholders may not experience a rate of return similar to that of the Selling Securityholders because of differences in respective purchase prices and the current trading price. Quantify the potential profit the Selling Securityholders will earn based on the current trading price and revise your risk factor disclosure as necessary.

Response:

In response to the Staff’s comment, the Company revised the disclosure on the cover page and pages 51 and 52 of the Revised Registration Statement.

2.	Comment:

You state that if the trading price of the Ordinary Shares is less than $11.50, you expect warrantholders will not exercise their warrants. Please place this disclosure in context by disclosing the market price of the Ordinary Shares as of the most recent practicable date. Similarly revise the prospectus summary, risk factors, MD&A and use of proceeds section.

Response:

In response to the Staff’s comment, the Company revised the disclosure on the cover page and pages 11, 43, 51, 52, 67, 90, 94 and 174 of the Revised Registration Statement.

Risk Factors

Risks Related to Our Securities

The Ordinary Shares being registered in this prospectus, page 53

3.	Comment:

Please illustrate the risks of negative pressure on the public trading price of the Ordinary Shares posed by the potential sales of shares under this registration statement by disclosing the purchase price of the securities being offered for resale. Also disclose that private investors have an incentive to sell because they will still profit on sales because they purchased their shares at a lower price than public investors, even though the current trading price of the Ordinary Shares is below the SPAC IPO price.

Response:

In response to the Staff’s comment, the Company revised the disclosure on the cover page and pages 51 and 52 of the Revised Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 95

4.	Comment:

We note that it is unlikely you will receive significant proceeds from exercises of the Warrants given the disparity between the exercise price of the Warrants and the current trading price of the Ordinary Shares. Please address in your discussion of capital resources any changes in your liquidity position since the Business Combination. If you are likely to have to seek additional capital, discuss the effect of this offering on your ability to raise additional capital.

Response:

In response to the Staff’s comment, the Company revised the disclosure on pages 90, 93 and 94 of the Revised Registration Statement.

* * * * * * *

Please do not hesitate to call Mark Brod at (212) 455-2163 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP
Simpson Thacher & Bartlett LLP

cc:	Coincheck Group N.V.
Gary A. Simanson
Jason Sandberg